Mail Stop 4561

June 27, 2007

VIA USMAIL and FAX (260) 833-4411

Mr. Michael Pacult
Chief Executive Officer
Atlas Futures Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

   Re: **Atlas Futures Fund, Limited Partnership**
       Form 10-K for the year ended 12/31/2006
       Filed on 4/2/2007
       File No. 333-53111

Dear Mr. Michael Pacult:

   We have reviewed your response letter dated June 4, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A. Controls and Procedures, page 7

1. We have read your response to comment one. Tell us how the changes to your disclosure controls and procedures impacted your evaluation of the effectiveness of their design and operation.

Financial Statements and Notes

General

2. We have read your responses to comments two and three and will monitor your amendment for compliance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief